UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Hyster-Yale Materials Handling, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

449172204

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 2 of 9 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 247,153
	8	Shared voting power 1,403,781
	9	Sole dispositive power 247,153
	10	Shared dispositive power 1,403,781
11	Aggregate amount beneficially owned by each reporting person 1,650,934
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 41.6%
14	Type of reporting person* IN

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 3 of 9 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 123,760
	8	Shared voting power 1,367,163
	9	Sole dispositive power 123,760
	10	Shared dispositive power 1,367,163
11	Aggregate amount beneficially owned by each reporting person 1,490,923
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 37.6%
14	Type of reporting person* IN

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 4 of 9 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler (f/k/a Helen P. Rankin)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 58,586
	8	Shared voting power 0
	9	Sole dispositive power 58,586
	10	Shared dispositive power 1,371,553
11	Aggregate amount beneficially owned by each reporting person 1,430,139
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 36.1%
14	Type of reporting person* IN

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 5 of 9 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams (f/k/a Clara T. Rankin)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 58,586
	8	Shared voting power 0
	9	Sole dispositive power 58,586
	10	Shared dispositive power 1,349,432
11	Aggregate amount beneficially owned by each reporting person 1,408,018
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 35.5%
14	Type of reporting person* IN

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 6 of 9 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,783
	8	Shared voting power 0
	9	Sole dispositive power 2,783
	10	Shared dispositive power 1,488,140
11	Aggregate amount beneficially owned by each reporting person 1,490,923
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 37.6%
14	Type of reporting person* IN

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 7 of 9 Pages

Part II to Schedule 13D/A

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (“Class B Common”) of Hyster-Yale Materials Handling, Inc. (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D filed by the Reporting Persons on October 9, 2012 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 14, 2013 (the “Amendment No. 1”) and as further amended by Amendment No. 2 filed on February 13, 2014 (the “Amendment No. 2) (collectively, the “Filings”). This Amendment No. 3 (a) updates certain information with respect to certain Reporting Persons under the Initial Filing and (b) reflects the acquisition and/or disposition of shares of Class B Common by certain Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 605,986 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Rankin I Partnership Agreement, representing 15.3% of the outstanding Class B Common as of December 31, 2014.

The statements under the heading Alfred M. Rankin Jr., which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 247,153 shares of Class B Common and shares the power to vote and dispose of 1,403,781 shares of Class B Common. Collectively, the 1,650,934 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 41.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Claiborne R. Rankin, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 123,760 shares of Class B Common and shares the power to vote and dispose of 1,367,163 shares of Class B Common. Collectively, the 1,490,923 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 37.6% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Helen R. Butler, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,371,553 shares of Class B Common. Collectively, the 1,430,139 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 36.1% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Clara T. Rankin Williams, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 58,586 shares of Class B Common and shares the power to dispose of 1,349,432 shares of Class B Common. Collectively, the 1,408,018 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 35.5% of the Class B Common outstanding as of December 31, 2014.

The statements under the heading Chloe O. Rankin, which appear in Amendment No. 2, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin has the sole power to vote and dispose of 2,783 shares of Class B Common and shares the power to dispose of 1,488,140 shares of Class B Common. Collectively, the 1,490,923 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 37.6% of the Class B Common outstanding as of December 31, 2014.

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 8 of 9 Pages

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SCHEDULE 13 D/A

CUSIP No. 449172204	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015

Name:	Rankin Associates I, L.P.

By:	Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

	By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.

REPORTING INDIVIDUALS

	By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*

Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin Rankin*
Attorney-in-Fact for BTR 2012 GST Trust for Chloe R. Seelbach*

Attorney-in-Fact for BTR 2012 GST Trust for Thomas P. Rankin*

Attorney-in-Fact for BTR 2012 GST Trust for Helen R. Butler*

Attorney-in-Fact for BTR 2012 GST Trust for Elisabeth M. Rankin*

Attorney-in-Fact for BTR 2012 GST Trust for Julia R. Kuipers*

Attorney-in-Fact for BTR 2012 GST Trust for Clara R. Williams*

Attorney-in-Fact for BTR 2012 GST Trust for Matthew M. Rankin*

Attorney-in-Fact for BTR 2012 GST Trust for Claiborne R. Rankin, Jr.*

Attorney-in-Fact for BTR 2012 GST Trust for James T. Rankin*

Attorney-in-Fact for BTR 2012 GST Trust for Anne F. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 1 of the Schedule 13D, filed October 9, 2012, and in Exhibit 8 hereto.